Exhibit 12.1

HARSCO CORPORATION

Computation of Ratios of Earnings to Fixed Charges

	Six Months Ended June 30 2013	Year Ended December 31
(In thousands)		2012		2011	2010	2009	2008
Pre-tax income (loss) from continuing operations attributable to Harsco shareholders (a)	$48,446	$(218,442	)(b)	$40,401	$15,161	$152,347	$337,443
Add: Consolidated Fixed Charges computed below	41,894	80,073		86,608	97,334	95,180	120,709
Net adjustments for unconsolidated entities	(581)	(256)		(464)	(214)	(94)	(417)
Net adjustments for capitalized interest	(366)	128		165	125	(572)	(277)

Consolidated Earnings Available for Fixed Charges (c)	$89,393	$(138,497	)(b)	$126,710	$112,406	$246,861	$457,458

Consolidated Fixed Charges:
Interest expense per financial statements (d)	$24,598	$47,381		$48,735	$60,623	$62,746	$73,160
Interest expense capitalized	577	476		250	254	947	552
Portion of rentals (1/3) representing a reasonable approximation of the interest factor	16,719	32,216		37,623	36,457	31,487	46,997

Consolidated Fixed Charges	$41,894	$80,073		$86,608	$97,334	$95,180	$120,709

Consolidated Ratio of Earnings to Fixed Charges (e)	2.13	—	(b)	1.46	1.15	2.59	3.79

(a)	On January 1, 2009, the Company adopted changes issued by the Financial Accounting Standards Board related to consolidation accounting and reporting. These changes, among others, require that minority interests be renamed noncontrolling interests and that a company present a consolidated net income measure that includes the amount attributable to such noncontrolling interests for all periods presented. For the computation above, income attributable to noncontrolling interests have been excluded from pre-tax income.
(b)	In the fourth quarter of 2012, the Company incurred a $265.0 million, pre-tax goodwill impairment charge, or $3.29 per basic and diluted share. Please refer to Note 6, Goodwill and Other Intangible Assets, to the consolidated financial statements, under Part II, Item 8, “Financial Statements and Supplementary Data,” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.
(c)	Does not include interest related to uncertain tax position obligations.
(d)	Includes amortization of debt discount.
(e)	For the year ended December 31, 2012, the ratio coverage was less than 1:1. The Company would have needed to generate additional earnings of $218.6 million to achieve a coverage of 1:1.